Fathom, LLC
Statements of Cash Flows
Years Ended December 31, 2016 and 2015
(unaudited)

	2016	2015
Cash flows from operating activities:		
Net loss	$ (105,877)	$ (4,067)
Adjustments to reconcile net loss to net cash used by operating activities:		
Equity-based compensation	$ 40	$ 4
Depreciation & amortization expense	2,335	135
Change in operating assets and liabilities:		
Deferred revenue	212,156	-
Accounts ayable	1,950	-
Accrued interest	1,604	1,012
Other receivables	5,000	(5,000)
Net cash (used) provided by operating activities	117,208	(7,916)
Cash flows from investing activities:		
Purchases of PP&E	(13,117)	(2,699)
Net cash used in investing activities	(13,117)	(2,699)
Cash flows from financing activities:		
Proceeds from notes payable	-	20,000
Proceeds from member contribution	-	100
Net cash provided by financing activities	-	20,100
Net increase in cash	104,091	9,485
Cash at beginning of period	9,485	-
Cash at end of period	$ 113,576	$ 9,485
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See independent accountants' review report

The accompanying notes are an integral part of these financial statements